Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Beyond Air Ltd.	Israel
Advanced Inhalation Therapies Inc.	Delaware
Beyond Air Ireland Limited	Ireland
Beyond Air Australia Pty. Ltd.	Australia